For Immediate Release

Supercom awarDed 2 new contracts

AMOUNTING TO $3.6 MILLION

Herzliya, Israel, April 23, 2014 – SuperCom Ltd. (NASDAQ: SPCB), a leading provider of Electronic Intelligence Solutions for National ID, Public Safety and Healthcare, today announced that it has been awarded 2 new contracts from an existing customer totaling $3.6 million. The Company expects to recognize the majority of the contracts' revenue during the second half of 2014.

“I am very pleased with the receipt of these new contracts as it demonstrates the inherent value within our customer base and our ability to build long-term relationships,” commented Arie Trabelsi, CEO of SuperCom. “It also indicates a strong vote of confidence and a high level of satisfaction in our products and services by customers. We look forward to continuing our pursuit and realization of the strong potential in our proposals and bids within our deep pipeline. ”

About Supercom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Company Contact

Ordan Trabelsi, President of US Operations

Tel: 1 212 675 4606

ordan@supercom.com

Investor Relations Contacts: Ehud Helft & Kenny Green GK Investor & Public Relations Tel: 1 646 201 9246 supercom@gkir.com	Media Relations Contact: Matthew Krieger GK Investor & Public Relations Tel: 1 914 768 4219 matthew@gkipr.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about contracts and bid wins, business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.